CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2009 AND 2008

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Chartered Accountants

To the Shareholders of
Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2009, 2008 and January 1, 2008 and the consolidated statements of comprehensive loss (income), changes in equity and cash flows for each of the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2009, 2008 and January 1, 2008, and the results of their operations and their cash flows for each of the years ended December 31, 2009 and 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated statements of financial position as at January 1, 2008 and December 31, 2008 and the consolidated statements of loss and comprehensive loss and cash flows for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, as presented in Note 16 to these financial statements, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 20, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 30, 2010 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2010

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		As at
		December 31	December 31	January 1
	Note	2009	2008	2008
			(note 16)	(note 16)
ASSETS

Non–current assets
Property, plant and equipment	3	$–	$11	$15
Investment in the Pebble Limited Partnership	4	104,937	121,611	98,976
		104,937	121,622	98,991

Current assets
Balances receivable from a related party	6	55	149	1,220
Amounts receivable and other assets	7	181	165	875
Marketable securities		2	2	13
Cash and cash equivalents	8	44,895	45,966	39,128
		45,133	46,282	41,236

Total Assets		$150,070	$167,904	$140,227

EQUITY

Share capital	9	$370,660	$365,202	$365,202
Reserves		36,919	46,882	17,378
Deficit		(261,509)	(248,769)	(247,619)
		146,070	163,315	134,961
LIABILITIES

Current liabilities
Balances payable to a related party	6	–	–	21
Amounts payable and other liabilities	10	193	148	1,631
		193	148	1,652

Non–current liabilities
Deferred income taxes	11	3,807	4,441	3,614
		3,807	4,441	3,614

Total Liabilities		4,000	4,589	5,266

Total Equity and Liabilities		$150,070	$167,904	$140,227

The accompanying notes are an integral part of these  consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 29, 2010.
They are signed on the  Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss (Income)
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31,
	Note	2009	2008
			(note 16)
Expenses
Depreciation		$–	$4
Donations		445	–
Conference and travel		349	273
Exploration		321	408
Foreign exchange loss (gain)		130	(9,130)
Impairment loss on marketable securities		15	–
Impairment loss on property, plant and equipment	3	11	–
Insurance		263	407
Legal, accounting and audit		354	370
Office costs		331	226
Salaries		1,453	1,381
Shareholder communication		750	384
Share–based compensation		8,479	7,707
Trust and filing		199	235
Loss from operating activities		13,100	2,265
Interest (income)		(335)	(1,115)
Loss before tax		12,765	1,150
Income tax (recovery)	11	(25)	–
Loss for the year		$12,740	$1,150

Other comprehensive loss (income)
Unrealized loss on available–for–sale marketable securities		1	11
Exchange difference arising on translation of investment in the Pebble Limited Partnership	4	16,674	(22,635)
Deferred income tax on investment	11	(609)	827
Other comprehensive loss (income)		$16,066	$(21,797)

Total comprehensive loss (income)		$28,806	$(20,647)

Basic and diluted loss per common share	12	$0.14	$0.01

The accompanying notes are an integral part of these  consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Years ended December 31
	2009	2008
		(note 16)
Cash flows from operating activities
(Loss) for the year	$(12,740)	$(1,150)
Adjustments for:
Depreciation	–	4
Impairment loss on marketable securities	15	–
Impairment loss on property, plant and equipment	11	–
Donation of shares	437	–
Foreign exchange loss (gain)	130	(9,130)
Income tax expense	(25)	–
Interest income	(335)	(1,115)
Share–based compensation	8,479	7,707
	(4,028)	(3,684)
Changes in non–cash working capital items
(Increase) decrease in amounts receivable and other assets	(17)	710
Decrease in balances receivable from related parties	94	1,071
Increase (decrease) in amounts payable and other liabilities	45	(1,483)
(Decrease) in balances payable to related parties	–	(21)
	122	277

Net cash (used in) operating activities	(3,906)	(3,407)

Cash flows from investing activities
Interest income	335	1,115
Net cash generated by investing activities	335	1,115

Cash flows from financing activities
Common shares issued for cash, net of issue costs	2,630	–
Net cash generated by financing activities	2,630	–

Net decrease in cash and cash equivalents	(941)	(2,292)
Effect of exchange rate fluctuations on cash held	(130)	9,130
Cash and cash equivalents at beginning of the year	45,966	39,128

Cash and cash equivalents at end of the year	$44,895	$45,966

The accompanying notes are an integral part of these  consolidated financial statements.

Northern  Dynasty  Minerals  Ltd.
Consolidated  Statements  of Changes  in Equity
(Expressed  in thousands  of  Canadian  Dollars,  except for share information)

	Share capital		Reserves
			Equity settled	Foreign
			share–based	currency	Investment
	Number of		payments	translation	revaluation
	shares	Amount	reserve	reserve	reserve	Deficit	Total

Restated balance at January 1, 2008 (note 16)	92,543,639	$365,202	$17,381	$–	$(3)	$(247,619)	$134,961
Share–based compensation	–	–	7,707	–	–	–	7,707
Total comprehensive income (loss) for the year	–	–	–	21,808	(11)	(1,150)	20,647
Balance at December 31, 2008 (note 16)	92,543,639	$365,202	$25,088	$21,808	$(14)	$(248,769)	$163,315

Shares issued for cash on exercise of options	555,337	2,630	–	–	–	–	2,630
Fair value of share options allocated to shares issued on exercise	–	2,391	(2,391)	–	–	–	–
Shares donated (note 9)	75,000	437	–	–	–	–	437
Share–based compensation	–	–	8,479	–	–	–	8,479
Cumulative loss reclassified to loss on impairment of marketable securities	–	–	–	–	15	–	15
Total comprehensive income (loss) for the year	–	–	–	(16,065)	(1)	(12,740)	(28,806)
Balance at December 31, 2009	93,173,976	370,660	31,176	5,743	–	(261,509)	146,070

The accompanying  notes are an integral  part of these consolidated  financial  statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The consolidated financial statements of the Company as at and for the year ended December 31, 2009 comprise of the Company and its subsidiaries (note 5) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 4). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring its mineral property interests and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain the necessary financing to complete the exploration and development of the Pebble Project; obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that International Financial Reporting Standards ("IFRS") will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities, which the Group received in early March 2009.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These are the Group’s first consolidated annual financial statements presented in accordance with IFRS.

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements have been prepared on the basis of IFRS standards that are effective or available for early adoption on December 31, 2009, the Group’s first annual reporting date.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

They also have been applied in preparing an opening IFRS statement of financial position as at January 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from GAAP to IFRS is explained in Note 16.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Group and all its subsidiaries (note 5).

The Group has determined that its investment in the Pebble Partnership, a 50:50 limited partnership between the Group and Anglo American plc ("Anglo"), each through wholly-owned affiliates, qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures. The Group has elected to apply the equity method to account for its interest in the Pebble Partnership (note 4). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra- Group transactions, are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Business Combinations

From January 1, 2008, acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquired entity or acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for:

• assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non- current Assets Held for Sale and Discontinued Operations ("IFRS 5");
•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively; and

• liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards, which are measured in accordance with IFRS 2, Share-based Payment.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)	Interests in Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in a jointly controlled entity ("JCE"), under the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, the Group’s interest in the JCE are carried in the consolidated financial statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the JCE less any impairment in the value of the investment. Losses in excess of the Group’s interest in that JCE are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the JCE.

Any excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets, liabilities and contingent liabilities of the JCE recognized at the date of the acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the JCE and is assessed for impairment as part of that JCE. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When a group entity transacts with a JCE of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

(f)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of the Pebble Partnership is US dollars and for all other entities within the Group, the functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(g)	Financial Instruments

The Group does not have any derivative financial instruments.

Non-derivative financial assets:

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

The Group’s investments in marketable securities are classified as available-for-sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and balances receivable from a related party.

Non-derivative financial liabilities:

The group has the following non-derivative financial liabilities: amounts payable and other liabilities.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

(h)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are recognized in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(i)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(j)	Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Group’s cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(k)	Impairment

At the end of each reporting period the carrying amounts of the Group’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(l)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(m)	Share-based Payment Transactions

The share purchase option plan allows Group employees and consultants to acquire shares of the Group. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(n)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(p)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(q)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Group’s investment in the Pebble Partnership, which holds the Pebble Project located in Alaska, USA. All other significant assets are held within Canada.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(r)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the consolidated statements of financial position;

ii.	the carrying value and the recoverability of the carrying value of the investment in the Pebble Partnership included in the consolidated statements of financial position;

iii.	the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in profit or loss;

iv.	the inputs used in accounting for share-based compensation expense in profit or loss; and

v.	the provision for the income tax recovery which is included in profit or loss and the composition of deferred income tax liabilities included in the consolidated statements of financial position.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

(s)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after January 1, 2010 or later periods. These include:

	•	IFRS 3 (Revised), Business Combinations, effective for annual periods beginning on or after July 1, 2009;
	•	IFRS 9, Financial Instruments, Classification and Measurement, effective January 1, 2013;
	•	Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011; and
•

Amendments to IAS 27, Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31, Investments in Joint Ventures, effective for annual periods beginning on or after July 1, 2009.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

At the financial position reporting date, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Group.

The Group anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Group except for additional disclosures.

3.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and
	Fixtures	Vehicles	Computers	Total
Cost
Balance at January 1, 2009	$15	$17	$32	$64
Additions	–	–	–	–
Impairment loss[1]	–	(17)	(32)	(49)
Balance at December 31, 2009	$15	$–	$–	$15

Accumulated Depreciation
Balance at January 1, 2009	$15	$15	$23	$53
Depreciation for the year	–	–	–	–
Impairment loss[1]	–	(15)	(23)	(38)
Balance at December 31, 2009	$15	$–	$–	$15

Carrying Amount
At December 31, 2009	$–	$–	$–	$–

	Furniture and
	Fixtures	Vehicles	Computers	Total
Cost
Balance at January 1, 2008	$15	$17	$32	$64
Additions	–	–	–	–
Balance at December 31, 2008	$15	$17	$32	$64

Accumulated Depreciation
Balance at January 1, 2008	$15	$14	$20	$49
Depreciation for the year	–	1	3	4
Balance at December 31, 2008	$15	$15	$23	$53

Carrying Amount
At January 1, 2008	$–	$3	$12	$15
At December 31, 2008	$–	$2	$9	$11

1.	Impairment loss recognized at December 31, 2009 relates to the impairment of items of property, plant and equipment during the year.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interest into a limited partnership, the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo American plc ("Anglo") could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Group and Anglo has equal rights in the Pebble Partnership through wholly-owned affiliates. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as discussed below.

Anglo’s staged investment requirements includes an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed in 2008) plus a requirement to fund additional expenditures as approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Pebble Partnership. After the completion and approval by the partners of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring Anglo’s total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, including to obtain relevant permits contemplated for current and planned activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method in accounting for its interest in the Pebble Partnership. The Group has not accounted for its share of the loss in the Pebble Partnership for the current or prior year as the agreement with Anglo states that the distribution of losses funded by Anglo are allocated 100% to Anglo until the total investment of US$1.425 billion is met. Accordingly, the Group has not recognized any share of losses relating to the Pebble Partnership totaling in Canadian dollars $68,330 in the year (2008 – $150,965), since the Group has no obligation in respect of these losses. Cumulative losses in Canadian dollars as at December 31, 2009 total $264,053 (2008 – $195,723). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

Investment in the Pebble Partnership	As at December 31	As at December 31	As at January 1
	2009	2008	2008
Carrying value at the beginning of the year	$121,611	$98,976	$–
Recognition of initial equity investment	–	–	98,976
Foreign currency translation (note 9(d))	(16,674)	22,635	–
Carrying value at the end of the year	$104,937	$121,611	$98,976

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Summary financial information for the equity accounted investee, not adjusted for the percentage ownership held by the Group, is as follows:

	As at December 31	As at December 31	As at January 1
	2009	2008	2008
Ownership	50%	50%	50%

Non-current assets	$104,820	$121,703	$99,058
Current assets	6,691	14,176	1,344
Total assets	111,511	135,879	100,402
Current liabilities	3,268	13,325	7,168
Total liabilities	3,268	13,325	7,168
Net loss	$68,330	$150,965	$44,758

The cumulative losses of the Pebble Partnership have not been included in the financial statements of the Group.

5.	SUBSIDIARIES

		Proportion of Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	British Columbia, Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group

1. The Group’s affiliate which holds the Group’s 50% interest in the Pebble Partnership (note 4).

6.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of the entities outlined below.

The following entities transacted with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	For Years Ended December 31
Transactions	2009	2008
Services rendered:
Hunter Dickinson Services Inc. (a)	$1,588	$1,291
Sidev Holdings Ltd. (b)	3	16
C.E.C Engineering Ltd. (c)	–	150
Total for services rendered	$1,591	$1,457
Reimbursement for third party expenses paid by HDSI:
Hunter Dickinson Services Inc. (a)	$593	$874

	As at December 31	As at December 31	As at January 1
Related party balances receivable	2009	2008	2008

Hunter Dickinson Services Inc. (a)	$55	$149	$27
Pebble Partnership (d)	–	–	1,193
Total	$55	$149	$1,220

	As at December 31	As at December 31	As at January 1
Related party balances payable	2009	2008	2008

Sidev Holdings Ltd. (b)	$–	$–	$21

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private Group which until recently was owned equally by several public companies, one of which was the Group. HDSI has certain directors in common with the Group and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Group and its subsidiaries at rates determined on a full cost recovery basis pursuant to an agreement dated June 1, 2008. No interest is accrued on these related party balances.

(b)

Sidev Holdings Ltd. is a private Group controlled by a former director of Pebble East Claims Corp., a wholly owned private US subsidiary of the Pebble Partnership, which provided project management services at market rates.

(c)	C.E.C Engineering Ltd. is a private Group controlled by a director that provided services to the Group at market rates.

(d)

The Group incurred third party costs on behalf of the Pebble Partnership during 2007 in the normal course of operations. The balance payable as at December 31, 2007 was reimbursed to the Group in 2008.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Key management personnel compensation

	For Years Ended December 31
Compensation	2009	2008
Salaries	$817	$999
Share-based compensation	2,752	4,257
Total	$3,569	$5,256

7.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at December 31	As at December 31	As at January 1
	2009	2008	2008
Amounts receivable	$39	$34	$604
Other assets – prepayments	142	131	271
Total	$181	$165	$875

8.	CASH AND CASH EQUIVALENTS

	As at December 31	As at December 31	As at January 1
	2009	2008	2008
Business and savings accounts	$39,688	$692	$2,669
Guaranteed Investment Certificates	5,207	–	–
Bankers’ Acceptances	–	1,197	1,005
Commercial Paper[1]	–	–	35,454
Government Treasury Bills	–	44,077	–
Total	$44,895	$45,966	$39,128

1. During year ended December 31, 2008, the Group disposed of its investments in commercial paper and purchased Government of Canada Treasury bonds. The Group held no commercial paper in the year ended December 31, 2009.

9.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2009, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Issued Share Capital

At December 31, 2009 the issued share capital comprised 93,173,976 common shares (2008 – 92,543,639; January 1, 2008 – 92,543,639). The change in issued share capital for the year was as follows:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	Number of shares		Amount
	2009	2008	2009	2008
Balance at the beginning of the year	92,543,639	92,543,639	$365,202	$365,202
Donation of shares (1)	75,000	–	437	–
Share purchase options exercised (c)	555,337	–	2,630	–
Fair value allocated to share purchase options exercised	–	–	2,391	–
Balance at end of the year	93,173,976	92,543,639	$370,660	$365,202

1.
The Group donated shares to the Britannia Beach Historical Society, a registered charitable organization that owns and operates the British Columbia Museum of Mining, during the year. The cost recognized for the donation of the shares along with the corresponding share capital value was determined using the quoted market value per common share on date of issue.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Share purchase options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended December 31, 2009 is as follows:

		Dec 31			Expired /	Dec 31
Expiry date	Exercise price	2008	Granted	Exercised	cancelled	2009
April 30, 2009	$7.25	359,400	–	(15,000)	(344,400)	–
April 30, 2009	$9.81	50,000	–	–	(50,000)	–
April 30, 2009	$10.32	593,000	–	–	(593,000)	–
April 14, 2011	$9.74	1,461,668	–	–	(1,434,168)	27,500
April 30, 2011	$7.25	945,000	–	–	(765,000)	180,000
October 27, 2011	$3.00	221,877	–	(80,340)	(6,629)	134,908
February 2, 2012	$5.00	–	529,000	(54,166)	–	474,834
February 4, 2012	$5.00	–	2,168,200	(350,831)	(80,167)	1,737,202
February 20, 2012	$10.95	828,000	–	–	(678,000)	150,000
March 26, 2012	$8.25	–	25,000	–	–	25,000
April 11, 2013	$9.74	753,000	–	–	(678,000)	75,000
August 22, 2013	$5.35	40,000	–	–	–	40,000
October 27, 2013	$3.00	140,000	–	(10,000)	–	130,000
February 2, 2014	$5.00	–	2,063,000	(45,000)	–	2,018,000
February 4, 2014	$5.00	–	220,000	–	–	220,000
		5,391,945	5,005,200	(555,337)	(4,629,364)	5,212,444

Weighted average exercise price		$8.90	$5.02	$4.74	$9.30	$5.26
Weighted average contractual remaining life (years)		2.44				2.99
Weighted average share price on exercise				$8.74

During the year, the Group issued 5,005,200 share purchase options to purchase common shares at an average exercise price of $5.02 per common share. The Group also cancelled 4,629,364 share purchase options with exercise prices between $3.00 and $10.95 and with various expiry dates between April 30, 2009 and April 11, 2013. The Group determined that of the share purchase options granted, 2,243,700 were replacement options for 4,462,400 of the cancelled options and as such a modification of these cancelled options had occurred for accounting purposes. For modified options, the compensation expense is based on the fair value of the options on the modification date less the fair value of the original options based on the shorter of the remaining life of the old option or the expected life of the modified option.

The Company issued 25,000 share purchase options to a non employee for geological advisory services. The Company estimates the fair value of these services approximates the fair value of the share purchase options granted measured using the Black Scholes option pricing model.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The following are the share purchase options that were exercisable at December 31, 2009:

		Number of options	Number of options
Expiry date	Exercise price	outstanding	exercisable
April 14, 2011	$9.74	27,500	18,333
April 30, 2011	$7.25	180,000	180,000
October 27, 2011	$3.00	134,908	64,578
February 2, 2012	$5.00	474,834	122,167
February 4, 2012	$5.00	1,737,202	365,869
February 20, 2012	$10.95	150,000	150,000
March 26, 2012	$8.25	25,000	8,333
April 11, 2013	$9.74	75,000	50,000
August 22, 2013	$5.35	40,000	26,667
October 27, 2013	$3.00	130,000	83,333
February 2, 2014	$5.00	2,018,000	642,667
February 4, 2014	$5.00	220,000	73,333
		5,212,444	1,785,280

The continuity of share purchase options for the year ended December 31, 2008 is as follows:

		Dec 31			Expired /	Dec 31
Expiry date	Exercise price	2007	Granted	Exercised	cancelled	2008
April 30, 2009	$7.25	359,400	–	–	–	359,400
April 30, 2009	$9.81	50,000	–	–	–	50,000
April 30, 2009	$10.32	596,350	–	–	(3,350)	593,000
April 14, 2011	$9.74	–	1,510,500	–	(48,832)	1,461,668
April 30, 2011	$7.25	945,000	–	–	–	945,000
October 27, 2011	$3.00	–	224,660	–	(2,783)	221,877
February 20, 2012	$10.95	828,000	–	–	–	828,000
April 11, 2013	$9.74	–	753,000	–	–	753,000
August 22, 2013	$5.35	–	40,000	–	–	40,000
October 27, 2013	$3.00	–	140,000	–	–	140,000
		2,778,750	2,668,160	–	(54,965)	5,391,945

Weighted average exercise price		$9.06	$8.75	$–	$9.43	$8.90
Weighted average contractual remaining life (years)		2.85				2.44

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The following are the share purchase options that were exercisable at December 31, 2008:

		Number of options	Number of options
Expiry date	Exercise price	outstanding	exercisable
April 30, 2009	$7.25	359,400	359,400
April 30, 2009	$9.81	50,000	50,000
April 30, 2009	$10.32	593,000	593,000
April 14, 2011	$9.74	1,461,668	492,335
April 30, 2011	$7.25	945,000	945,000
October 27, 2011	$3.00	221,877	74,886
February 20, 2012	$10.95	828,000	828,000
April 11, 2013	$9.74	753,000	251,000
August 22, 2013	$5.35	40,000	13,333
October 27, 2013	$3.00	140,000	46,667
		5,391,945	3,653,621

The weighted average fair value of the share purchase options granted during the year is $2.14 (2008 – $3.63) . Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Years Ended December 31
	2009	2008
Risk-free interest rate	1.79%	2.93%
Expected life	3.88 years	3.74 years
Expected volatility	64%	55%
Grant date share price	$5.41	$8.64
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

(d)	Foreign Currency Translation Reserve

	2009	2008
Balance at beginning of year	$21,808	$–
Exchange (loss) gain on translation of investment in the Pebble
Partnership	(16,674)	22,635
Deferred income tax on investment (note 11)	609	(827)
Balance at the end of the year	$5,743	$21,808

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and related tax effect that have been recognized in other comprehensive income (loss).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(e)	Investment Revaluation Reserve

	2009	2008
Balance at beginning of year	$(14)	$(3)
(Loss) on revaluation of investment in AFS marketable securities	(1)	(11)
Cumulative loss reclassified to loss on Impairment of AFS marketable
securities	15	–
Balance at the end of the year	$–	$(14)

The investment revaluation reserve represents accumulated gains and losses arising on the revaluation of AFS marketable securities that have been recognized in other comprehensive income (loss). During the current year the Group determined that these marketable securities were impaired due the prolonged decline in the market price since receipt of the marketable securities and the balance was reclassified to loss.

10.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31	As at December 31	As at January 1
Falling due within the year	2009	2008	2008
Trade payables	$193	$148	$1,631

11.	INCOME TAX EXPENSE

	Years Ended December 31
	2009	2008
Current tax expense
Current period	$–	$–
	–	–

Deferred tax expense (recovery)
Current period	(25)	–
Deferred income tax (liabilities)	(25)	–

Total income tax (recovery)	$(25)	$–

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	Years Ended December 31
Reconciliation of effective tax rate	2009	2008	2009	2008

(Loss) for the period			$(12,740)	$(1,150)
Total income tax (recovery)			25	–
(Loss) excluding income tax			(12,765)	(1,150)
Income tax using the Company's domestic tax rate	30.0%	31.0%	(3,830)	(357)
Non-deductible expenses	(20.1)%	(208.0)%	2,560	2,392
Utilization of losses previously not recognized	–	(173.1)%	–	1,991
Reduction in statutory tax rates	(15.4)%	21.2%	1,963	(244)
Foreign exchange	(16.0)%	272.6%	2,040	(3,135)
Difference in foreign tax rates	4.5%	17.4%	(570)	(200)
Benefit of US branch losses not recognized	8.8%	–	(1,123)	–
Other	(2.0)%	8.0%	256	(92)
Deferred income tax assets not recognized (recognized)	10.4%	30.9%	(1,321)	(355)
	0.2%	0.0%	$(25)	$–

Deferred income tax assets (liabilities)	As at December 31	As at December 31	As at January 1
	2009	2008	2008
Resource pool	$26,234	$31,619	$26,724
Non operating losses	1,508	1,204	561
Net deferred income tax assets	27,742	32,823	27,285
Investment in the Pebble Partnership	(31,549)	(37,264)	(30,899)
Net deferred income tax (liability)	$(3,807)	$(4,441)	$(3,614)

At December 31, 2009, the Group had available losses for income tax purposes in Canada totaling approximately $14.5 million (2008 – $10.3 million), expiring in various years from 2010 to 2029 assuming none are recoverable in one year. At December 31, 2009 the Group had available losses from its branch operations in the United States of $58.3 million (2008 – $51.2 million), expiring in various years from 2021 to 2029.

The Group had approximately $202.3 million (2008 – $202.3 million) of resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income. In addition, the Group had approximately $122.9 million (2008 – $155.9 million) of resource tax pools available, which may be used to shelter certain resource income in the United States.

The Group had the following balances at December 31, 2009 in respect of which no deferred tax asset was recognized:

	Non-		Investment in
Expiry	operating	Resource	Pebble
	losses	Pools	Partnership	Other
Within one year	–	–	–	–
One to five years	–	–	–	47
After five years	26,079	–	–	274
No expiry date	20	24,352	12,690	–
	26,099	24,352	12,690	321

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2009 was based on the loss attributable to common shareholders of $12,740 (2008 – $1,150) and the weighted average number of common shares outstanding of 92,828,293 (2008– 92,543,639) respectively.

Diluted loss per share did not include the effect of 5,212,444 (2008 – 5,391,945) share purchase options as they are anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the likely short term cash requirements. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

The Group has no contractual obligations other than current trade payables (note 10).

Foreign exchange risk

The Group is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Group’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2009		As at December 31, 2008		As at January 1, 2008
	Foreign	Amount in	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars	amount	dollars
US dollars
Cash and cash equivalents	$651	$684	$1,028	$1,250	$36,496	$36,177
Amounts receivable	–	–	–	–	18	18
Total financial assets	$651	$684	$1,028	$1,250	$36,514	$36,195

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2009		As at December 31, 2008		As at January 1, 2008
	Foreign	Amount in	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars	amount	dollars
US dollars
Amounts payable and other liabilities	$1	$1	$–	$–	$357	$353
Total financial liabilities	$1	$1	$–	$–	$357	$353

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $68 in the year (2008 – $125). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $33 in the year (2008 – $112).

Commodity price risk

While the value of the Group’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Group currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

	Financial assets at fair value
				December 31,
	Level 1	Level 2	Level 3	2009
Available for sale financial asset
Marketable securities	$2	$–	$–	$2
Total financial assets at fair value	$2	$–	$–	$2

	Financial assets at fair value
				December 31,
	Level 1	Level 2	Level 3	2008
Available for sale financial asset
Marketable securities	$2	$–	$–	$2
Total financial assets at fair value	$2	$–	$–	$2

14.	COMMITMENTS AND CONTINGENCIES

The Group has no commitments or contingencies.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

15.	SUBSEQUENT EVENTS

The Group issued 556,390 common shares pursuant to the exercise of share purchase options with various expiry dates at exercise prices of $3.00 and $5.00 per common share from January through March 29, 2010. The Group also cancelled 53,501 and 4,008 share purchase options with option prices of $5.00 and $3.00 respectively during the same period.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

16.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these consolidated financial statements are for the period covered by the Group’s first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009, the consolidated financial statements for the year ended December 31, 2008 and the opening IFRS statement of financial position on January 1, 2008, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the year ended December 31, 2008, the Group has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:

• to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

• to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

•

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

Reconciliation of Assets, Liabilities & Equity

	As at
	January 1
	2008						As at
	GAAP						January 1
	as previously		Effect of transition to IFRS				2008
	reported	Note (a)	(b)	(c)	(d)	(e)	IFRS
ASSETS
Non-current assets
Property, plant and equipment	$674	$(659)	$–	$–	$–	$–	$15
Mineral property interest	168,222	(105,983)	–	–	(62,239)	–	–
Investment in the Pebble Limited Partnership	–	98,976	–	–	–	–	98,976
Total non-current assets	168,896	(7,666)	–	–	(62,239)	–	98,991
Current assets
Balances receivable from related parties	27	1,193	–	–	–	–	1,220
Amounts receivable and prepayments	1,000	(125)	–	–	–	–	875
Marketable securities	13	–	–	–	–	–	13
Cash and cash equivalents	40,341	(1,213)	–	–	–	–	39,128
Total current assets	41,381	(145)	–	–	–	–	41,236
Total assets	$210,277	$(7,811)	$–	$–	$(62,239)	$–	$140,227

EQUITY
		$–
Share capital	$365,202		$–	$–	$–	$–	$365,202
Reserves	18,015	(7,554)	7,554	(637)	–	–	17,378
Deficit	(273,906)	41,271	(7,554)	637	(4,453)	(3,614)	(247,619)
Total equity	109,311	33,717	–	–	(4,453)	(3,614)	134,961
LIABILITIES
Current liabilities
Balance payable to related parties	21	–	–	–	–	–	21
Accounts payable and accrued liabilities	7,607	(5,976)	–	–	–	–	1,631
Total current liabilities	7,628	(5,976)	–	–	–	–	1,652

Future income tax liability	57,786	–	–	–	(57,786)	3,614	3,614
Non-controlling interest	35,552	(35,552)	–	–	–	–	–

Total liabilities	100,966	(41,528)	–	–	(57,786)	3,614	5,266
Total equity and liabilities	$210,277	$(7,811)	$–	$–	$(62,239)	$–	$140,227

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Assets, Liabilities & Equity (continued)

	As at
	December 31
	2008								As at
	GAAP								December 31
	as previously				Effect of transition to IFRS				2008
	reported		Note (a)		(b)	(c)	(d)	(e)	IFRS
ASSETS
Non-current assets

Property, plant and equipment	$619		$(608)		$–	$–	$–	$–	$11
Mineral property interest	168,222		(105,983)		–	–	(62,239)	–	–
Investment in the Pebble Limited Partnership	–		98,976		22,635	–	–	–	121,611
Total non-current assets	168,841		(7,615)		22,635	–	(62,239)	–	121,622
Current assets
Balances receivable from related parties	–		149		–	–	–	–	149
Amounts receivable and prepayments	1,109		(944)		–	–	–	–	165
Marketable securities	2		–		–	–	–	–	2
Cash and cash equivalents	59,201		(13,235)		–	–	–	–	45,966
Total current assets	60,312		(14,030)		–	–	–	–	46,282
				$		–
Total assets	$229,153		$(21,645)		$22,635		$(62,239)	$–	$167,904

EQUITY
		$			–
Share capital	$365,202		$–	$		–	$–	$–	$365,202
Reserves	22,485		936		22,635	1,653	–	(827)	46,882
Deficit	(423,812)		184,796		–	(1,653)	(4,486)	(3,614)	(248,769)
Total equity	(36,125)		185,732		22,635	–	(4,486)	(4,441)	163,315
LIABILITIES					–
Current liabilities
Balance payable to related parties	1,328		(1,328)		–	–	–	–	–
Accounts payable and accrued liabilities	12,015		(11,867)		–	–	–	–	148
Total current liabilities	13,343		(13,195)		–	–	–	–	148

Future income tax liability	57,753		–		–	–	(57,753)	4,441	4,441
Non-controlling interest	194,182		(194,182)		–	–	–	–	–

Total liabilities	265,278		(207,377)		–	–	(57,753)	4,441	4,589
Total equity and liabilities	$229,153		$(21,645)		$22,635	$–	$(62,239)	$–	$167,904

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Loss (Income) and Comprehensive Loss (Income)

Year Ended December 31, 2008	GAAP
	as previously		Effect of transition to IFRS
	reported	Note (a)	(b)	(c)	(d)	(e)	IFRS
Expenses (income)
Depreciation	$182	$(178)	$–	$–	$–	$–	$4
Conference and travel	1,756	(1,483)	–	–	–	–	273
Exploration	140,603	(140,195)	–	–	–	–	408
Foreign exchange gain	(9,168)	38	–	–	–	–	(9,130)
Insurance	676	(269)	–	–	–	–	407
Interest income	(1,268)	153	–	–	–	–	(1,115)
Legal, accounting and audit	1,141	(771)	–	–	–	–	370
Office costs	4,554	(4,328)	–	–	–	–	226
Salaries	5,427	(4,046)	–	–	–	–	1,381
Shareholder communication	384	–	–	–	–	–	384
Share-based compensation - exploration	1,641	(1)	–	–	–	–	1,640
Share-based compensation - administration	3,776	–	–	2,291	–	–	6,067
Trust and filing	235	–	–	–	–	–	235
Loss before taxes	149,939	(151,080)	–	2,291	–	–	1,150
Income taxes	–	–	–	–	–	–	–
Future income tax recovery	(33)	–	–	–	33	–	–
Loss for the year	$149,906	$(151,080)	$–	$2,291	$33	$–	$1,150
Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities	11	–	–	–	–	–	11
Exchange difference on translation of investment in the
Pebble Limited Partnership	936	(936)	(22,635)	–	–	–	(22,635)
Deferred income tax	–	–	–	–	–	827	827
Other comprehensive loss (income)	$947	$(936)	$(22,635)	$–	$–	$827	$(21,797)
Total comprehensive loss (income)	$150,853	$(152,016)	$(22,635)	$2,291	$33	$827	$(20,647)

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Reconciliation of Cash Flows

Year Ended December 31, 2008	GAAP
	as previously	Reclassifications	Total	Effect of transition to IFRS
	reported	under GAAP	GAAP	Note (a)	(b)	(c)	(d)	IFRS
Operating activities
Loss for the year	$(149,906)	$–	$(149,906)	$151,080	$–	$(2,291)	$(33)	$(1,150)
Contributions from non-controlling interest	158,630	(158,630)	–	–	–	–	–	–
Currency translation adjustment	(936)	–	(936)	936	–	–	–	–
Depreciation	182	–	182	(178)	–	–	–	4
Interest income	–	(1,268)	(1,268)	153	–	–	–	(1,115)
Foreign exchange gain	–	(9,168)	(9,168)	38	–	–	–	(9,130)
Future income tax recovery	(33)	–	(33)	–	–	–	33	–
Share-based compensation	5,417	–	5,417	(1)	–	2,291	–	7,707
Changes in non-cash working capital	5,633	–	5,633	(5,356)	–	–	–	277
Cash used in operating activities	18,987	(169,066)	(150,079)	146,672	–	–	–	(3,407)

Investing activities
Interest income	–	1,268	1,268	(153)	–	–	–	1,115
Purchase of plant, property and equipment	(127)	–	(127)	127	–	–	–	–
Cash generated by investing activities	(127)	1,268	1,141	(26)	–	–	–	1,115

Financing activities
Contributions from non-controlling interest	–	158,630	158,630	(158,630)	–	–	–	–
Cash provided from financing activities	–	158,630	158,630	(158,630)	–	–	–	–

Increase in cash and cash equivalents	18,860	(9,168)	9,692	(11,984)	–	–	–	(2,292)
Effect of foreign exchange on cash held	–	9,168	9,168	(38)	–	–	–	9,130
Cash and cash equivalents, beginning of year	40,341	–	40,341	(1,213)	–	–	–	39,128
Cash and cash equivalents, end of year	$59,201	$–	$59,201	$(13,235)	$–	$–	$–	$45,966

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Notes to Reconciliations

(a)	Basis of Consolidation

Under GAAP, the Group accounted for its interest in the Pebble Partnership (“Partnership”) as a variable interest entity (“VIE”) with the Group as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine development activities without additional financial support from its partners. The Partnership will be required to incur several hundred millions of dollars over several years to achieve its business objective to engineer, permit, construct and operate a modern, long-life mine. Although both Anglo and the Group each hold an equal 50% voting interest in the Partnership, the Group’s exposure to the potential expected losses of the VIE is greater than Anglo’s because at any point in time prior to Anglo completing its full cash contribution of US$1.425 billion to retain its 50% interest in the Pebble Partnership, Anglo has the ability to withdraw from the Partnership and the Group will be required to fund 100% of the remaining Partnership expenditures. Consequently, the Group concluded that the primary beneficiary of the Partnership would be the Group. Accordingly, the Group consolidated 100% of the Partnership, and previously reported a non-controlling interest.

IFRS does not include the concept of a variable interest entity. IFRS requires the Group to consolidate entities including Special Purpose Entities only where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Group has determined that it has joint control of the Pebble Partnership as the Group holds 50% of the voting interest of the Partnership with Anglo holding the other 50%. The Group does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both Anglo and the Group have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s board of directors. Decision making is governed by the Partnership’s board of directors, with equal representation from Anglo and the Group. The structure of the board of directors and the voting requirements result in joint decision making by Anglo and the Group in all circumstances. Under IFRS, the Group can elect to use either the equity method or proportionate consolidation method to account for its interest in the Pebble Partnership. The Group has elected to apply the equity method to account for its interest in the Pebble Partnership, and the carrying value of the investment is the Group’s cost of investment to date in US dollars.

Business combinations that occurred prior to January 1, 2008 were not accounted for in accordance with IFRS 3, Business Combinations ("IFRS 3") or IAS 27, Consolidated and Separate Financial Statements, in accordance with the IFRS 1 exemption discussed above.

(b)	Cumulative translation differences

IFRS requires that the functional currency of each entity of the Group be determined separately. The Group has determined that as at the Transition Date the Canadian dollar was the functional currency of all entities in the Group except the Pebble Partnership which has a US dollar functional currency. In accordance with IFRS 1 optional exemptions, the Group elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the Transition Date. Under GAAP, the Pebble Partnership was defined as an integrated foreign operation from the date the Pebble Partnership was formed ("formation date") to the Transition Date and therefore no foreign exchange translation in equity was noted. Under IFRS, the Pebble Partnership has a US dollar functional currency since the formation date and therefore as at the Transition Date a foreign exchange translation reserve of $7,554 had accumulated. In electing to take this

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

IFRS 1 exemption, the Group has transferred this foreign exchange translation reserve at the Transition Date to deficit.

The movement for the years ended December 31, 2009 and 2008 in shareholders’ equity and the corresponding movement in the equity investment in the Pebble Partnership are as follows:

2008
Shareholders’ Equity
(Decrease) increase in foreign currency translation reserve	$22,635
Non-current Assets
(Decrease) increase in investment in the Pebble Partnership	22,635

(c)	Share-based Payment

Under GAAP, the Group measured share-based compensation related to share purchase options at fair value of the share purchase options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the share purchase options granted to employees is measured on the date of grant. The fair value of share purchase options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Group to measure share-based compensation related to share purchase options granted to employees at the fair value of the share purchase options on the date of grant and to recognize such expense over the vesting period of the options. However, for share purchase options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Group and resulted in certain contractors and consultants being classified as employees under IFRS.

For the share purchase options granted to individuals reclassified, changes in fair value after the grant date previously recognized for GAAP purposes have been adjusted. The adjustments were calculated only for unvested share purchase options issued and outstanding as of and after the Transition Date.

(d)	Deferred Tax on Mineral Properties

Under GAAP, the Group, in determination of the net loss from its interest in the Pebble Partnership, recognized a future income tax liability on temporary differences arising on the initial recognition of the Pebble Partnership mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. IAS 12, Income Taxes (“IAS 12”) does not permit the recognition of deferred taxes on such transactions. As of the Transition Date and December 31, 2008, the Group has derecognized the impacts of all deferred tax liabilities which had previously been recognized on the initial acquisition of the investment in the Pebble Partnership through transactions deemed not to be business combinations and affecting neither accounting profit or loss nor taxable profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(e)	Deferred Tax on Equity Investment in the Pebble Partnership

The Group has determined that a deferred tax liability is required to be recognized under IAS 12 for temporary differences related inter alia to an interest in a joint venture. Although the Group does not see the temporary differences reversing in the foreseeable future given that the Pebble Partnership is still advancing the Pebble Project, the Group has determined it has joint control only, which does not meet the definition of control for the purposes of the section to allow the non recognition thereof.

	As at	As at
	December 31	January 1
	2008	2008
Shareholders’ equity
(Decrease) in reserves	$(827)	$–
(Increase) in deficit	–	(3,614)

Non-current liabilities
Increase in deferred taxes	827	3,614